# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Byline Bancorp, Inc., CIK 0001702750
CUSIP: 124411109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 180 North LaSalle Street, Suite 300, Chicago, Illinois (IL), 60601
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-041958
Filed by CIK 0002017164

## Reporting persons
- Estate of Daniel L. Goodwin: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 13,613; sole dispositive power 0; shared dispositive power 13,613; aggregate amount beneficially owned 13,613 (0% of the class)

## Item 1. Issuer
Name of issuer: Byline Bancorp, Inc.
Address of issuer's principal executive offices: 180 North LaSalle Street, Suite 300, Chicago IL 60601

## Item 2. Person Filing
Name of person filing: The name of the person filing this report (the "Reporting Person") with respect to shares of Common Stock, par value $0.01 per share (the "Common Stock") of Byline Bancorp, Inc. (the "Issuer") is the Estate of Daniel L. Goodwin.
Address of principal business office or, if none, residence: 2901 Butterfield Road, Oak Brook, IL 606521
Citizenship: Illinois

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item is set forth in Rows 5 through 9 of the cover page to this Schedule 13G. The ownership percentage is based on 46,139,623 outstanding shares of Common Shares as of June 12, 2025, as reported in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on June 12, 2025 (the "Prospectus Supplement"), and gives effect to the repurchase and cancellation by the Company of 418,235 shares of Common Stock, as reported in the Prospectus Supplement.

An affiliate of the Reporting Person indirectly owns the managing interest of the indirect parent of a holding company that holds 13,613 shares of Common Stock. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by the holding company.
Percent of class: 0.0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 13,613
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 13,613

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Estate of Daniel L. Goodwin: /s/ Carol F. Goodwin, Carol F. Goodwin, not individually but solely as Co-Executor of the Estate (07/07/2025)